Compound Projects, LLC

20 Clinton Street

New York, NY 10002

January 31, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Division of Corporate Finance

Office of Real Estate & Construction

Attn. Stacie Gorman

Re:  Compound Projects, LLC

Form 1-A/A

Filed January 10, 2020

File No. 024-11133

Ms. Gorman,

We hereby submit the responses of Compound Projects, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to us, dated January 29, 2020, providing the Staff’s comments with respect to the Form 1-A, Amendment No. 1, publicly filed with the Commission on January 10, 2020.  Concurrently with the filing of this response letter, we have publicly filed a Form 1-A, Amendment No. 2 (the “Form 1-A/A-2”), and the publicly filed Form 1-A/A-2 incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 1-A/A filed January 10, 2020

Interests of Management and Others in Certain Transactions, page 39

1. We note your revised disclosure and response to comment 2. Please confirm that any loan amounts converted into membership interests will count toward the maximum offering amount in Rule 251(a)(2).

Response: We confirm that any loan amounts that are converted into membership interests will count toward the maximum offering amount in Rule 251(a)(2).

Consolidated Financial Statements and Independent Auditor’s Report
Note 6. Subsequent Events, page F-5

2. We have considered your response to our prior comment 7 that the Series #Reach Property was vacant when Compound entered into the purchase and sale agreement for the property in October, 2019. Please clarify for us whether the property has been operated as a rental property at any time during the period from its development in 2016 through the date when Compound entered into the purchase and sale agreement for the property.

Compound Projects, LLC

20 Clinton Street

New York, NY 10002

Response: We believe that the Series #Reach Property was rented at various times by the previous owner during the period between 2016 and the time at which Compound entered into the purchase and sale agreement. This belief is based on an affirmative response we received from the Seller’s real estate broker. However, we do not have any specific knowledge or information  as to whether there were any leases in place during this period, and if so, what the terms of such lease may have been. During the time from early October 2019, when we first learned of the availability of the Series #Reach Property, through October 21, 2019, the date that Compound entered into a purchase and sale agreement with the Seller to acquire the Series #Reach Property on our behalf, the Series #Reach Property was vacant.  We did not request any information relating to prior possible leases during our due diligence of the Series #Reach Property because we did not believe such information to be material to our evaluation of the investment potential of the Series Reach Property or relevant to evaluating future operations or generating pro forma lease pricing scenarios to be implemented under our prospective management.

In light of the Staff’s comment, we have added the following disclosure on page 31 of the Form 1-A/A-2:

“ From 2016, when the Seller acquired the Series #Reach Property, the Seller may have rented the Series #Reach Property during one or more periods of time prior to October 2019. During our evaluation of the Series #Reach Property, we did not inquire as to the existence of any previous leases or what the terms of any such leases might have been as we did not believe that information to be material to our evaluation of the investment potential of the Series #Reach Property.”

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Jesse Stein, Chief Operating Officer of the Company at (347) 585-8798 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Compound Projects, LLC
By: Compound Asset Management, LLC, its managing member

By:	/s/ Janine Yorio
Janine Yorio
Chief Executive Officer